

May 26, 2010

Mr. Cameron Sebastian
Chief Financial Officer
Paramount Energy Trust
3200, 605- 5th Avenue, S.W.
Calgary, Alberta, Canada T2P 3H5

> **Re:** **Paramount Energy Trust**
> **Form 40-F for the Fiscal Year Ended December 31, 2009**
> **Filed March 10, 2010**
> **File No. 0-52083**

Dear Mr. Sebastian:

We have completed our review of your Form 40-F and have no further comments at this time.

Sincerely,

Karl Hiller
Branch Chief